PRIMERICA BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Financial Condition

December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

OMB APPROVAL
OMB Number 3235 0123
Expires Nov 30, 2026
Estimated average burden hours per response 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70965

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM Primerica Brokerage Services Inc.

TYPE OF REGISTRANT (check all applicable boxes)

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use a P O box no)

1 Primerica Pkwy
(No and Street)

Duluth	GA	30099
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dasia Coley	(470) 564 - 5973	Dasia Coley@primerica com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

303 Peachtree Street, N.E. Ste 2000	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption See 17 CFR 240 17a 5(e)(1)(ii), if applicable

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dasia Coley _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Primerica Brokerage Services Inc _____, as of 12/31 _____, 2 024 ____, is true and correct I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer

BRANDY SMALLWOOD
NOTARY PUBLIC
Forsyth County Georgia
My Commission Expires 02/10/2027

Brandy Smallwood
Notary Public

Signature _Dasia Coley_

Title
CFO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition
- ☒ (b) Notes to consolidated statement of financial condition
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210 1-02 of Regulation S-X)
- ☐ (d) Statement of cash flows
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors
- ☐ (g) Notes to consolidated financial statements
- ☐ (h) Computation of net capital under 17 CFR 240 15c3-1 or 17 CFR 240 18a-1, as applicable
- ☐ (i) Computation of tangible net worth under 17 CFR 240 18a-2
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240 15c3-3
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240 15c3-3 or Exhibit A to 17 CFR 240 18a-4, as applicable
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240 15c3-3
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240 15c3-3
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240 15c3-3(p)(2) or 17 CFR 240 18a-4, as applicable
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240 15c3-1, 17 CFR 240 18a-1, or 17 CFR 240 18a-2, as applicable, and the reserve requirements under 17 CFR 240 15c3-3 or 17 CFR 240 18a-4, as applicable, if material differences exist, or a statement that no material differences exist
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240 17a-5, 17 CFR 240 17a-12, or 17 CFR 240 18a-7, as applicable
- ☐ (r) Compliance report in accordance with 17 CFR 240 17a-5 or 17 CFR 240 18a-7, as applicable
- ☐ (s) Exemption report in accordance with 17 CFR 240 17a-5 or 17 CFR 240 18a-7, as applicable
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240 17a-5, 17 CFR 240 18a-7, or 17 CFR 240 17a-12, as applicable
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240 17a-5 or 17 CFR 240 18a-7, as applicable
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240 17a-5 or 17 CFR 240 18a-7, as applicable
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240 15c3-1e or 17 CFR 240 17a-12, as applicable
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240 17a-12(k)
- ☐ (z) Other _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240 17a-5(e)(3) or 17 CFR 240 18a-7(d)(2), as applicable*



KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Primerica Brokerage Services, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Primerica Brokerage Services, Inc. (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2023.

Atlanta, Georgia
February 28, 2025


Primerica Brokerage Services, Inc.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)
Statement of Financial Condition
December 31, 2024


Assets		
Cash	$	6,924,352
Net receivables from clearing firm		2,283,542
Income taxes receivable		107,498
Other assets		22,809
Total assets	$	9,338,201
Liabilities and Stockholder's Equity		
Liabilities:		
Payables to affiliates	$	901,001
Accounts payable and accrued expenses		78,396
Other liabilities		38,201
Commitments and contingent liabilities (see Commitments and Contingent Liabilities note)		-
Total liabilities		1,017,598
Stockholder's equity:		
Common stock, $1 par value. Authorized, 100 shares; issued and outstanding, 10 shares		10
Additional paid-in capital		5,049,990
Retained earnings		3,270,603
Total stockholder's equity		8,320,603
Total liabilities and stockholder's equity	$	9,338,201

See accompanying notes to the financial statement.

(1)   Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies

Description of Business

Primerica Brokerage Services, Inc. (the "Company" or "we") was incorporated on May 20, 2022 and is a wholly owned subsidiary of Primerica Finance Corporation ("PFC"), which is a wholly owned subsidiary of Primerica, Inc. (the "Parent"). The Company is an affiliate of PFS Investments Inc. ("PFSI"), a wholly owned subsidiary of PFC and a registered investment adviser and introducing broker-dealer in the United States. The Company became a registered broker-dealer on April 4, 2023 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and functions as an introducing broker-dealer under the rules of the Financial Industry Regulatory Authority ("FINRA").

The Company provides custody, trade execution, clearing, settlement, recordkeeping and other services for investor accounts managed through the Primerica Advisors Lifetime Investment Program ("Lifetime Investment Program") offered by PFSI. The Company subcontracts its services through a fully disclosed clearing agreement with Pershing, LLC ("Pershing"), an unaffiliated clearing firm.

The Company's product offerings consist entirely of investment and savings products subject to regulation in the United States ("U.S.") and marketed primarily to retail investors in the U.S. The Company is managed as one business unit and therefore consists entirely of one operating segment.

U.S. generally accepted accounting principles ("GAAP") indicates that an entity's chief operating decision maker ("CODM") is a function that allocates the Company's resources and assesses the Company's performance. We have identified the Company's CODM as the Chief Executive Officer and President of the Company. The CODM uses net income presented on the Company's statement of income to evaluate performance and in deciding how to allocate resources. The significant segment expense categories provided to the CODM are the same as those presented in the accompanying statement of income. The CODM does not use a measure of segment assets to evaluate segment performance or in deciding how to allocate resources as the Company generates sufficient cash flows to meet its net capital requirements and does not use outside capital to invest in the business. The CODM uses net income in assessing performance versus budget and in deciding how to manage the business.

Basis of Presentation

We prepare our financial statements in accordance with GAAP. These principles are established primarily by the Financial Accounting Standards Board ("FASB"). The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported financial statement balances, as well as the disclosure of contingent assets and liabilities and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management considers available facts and knowledge of existing circumstances when establishing estimated amounts included in the financial statements.

As a registered broker-dealer, the Company is subject to Exchange Act Rule 17a-5 promulgated by the Securities and Exchange Commission ("SEC").

Net Receivables from Clearing Firm

Net receivables from clearing firm primarily consists of deposits held at Pershing. Per the clearing agreement with Pershing, the Company is required to hold $1,000,000 on deposit with Pershing.

Income Taxes

The Company accounts for income taxes using a benefit-for-loss approach to the allocation of current taxes, whereby tax benefits resulting from operating losses or other tax attributes, which will be realized by other members of the consolidated group, go to the benefit of the Company. Using this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Fair Value of Financial Instruments

The carrying amounts for cash, net receivables from clearing firm, payables to affiliates, accounts payable and accrued expenses, and income taxes receivable/payable approximate their fair values due to the short-term nature of these instruments.

New Accounting Principles

Accounting standard	Adoption date	Description	Effects on the financial statements
Segment Reporting (Topic 280)— Improvements to Reportable Segment Disclosures ASU 2023-07	Annual periods beginning after December 15, 2023.	In November 2023, the FASB issued the accounting standard update ("ASU") to enhance segment disclosures for all public entities, including entities like us that are a single reportable segment entity. Notable amendments include requiring the disclosure of the title and position of the chief operating decision maker ("CODM") and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources.	The Company adopted this ASU in the current year. The adoption of the ASU did not have a material impact on our financial statements. The Company's revised disclosures in accordance with the new standard are included under "Description of the Business". Note that the Company is a single reportable segment entity.

Recently-issued accounting guidance, including future application of accounting standards, not discussed here is not applicable, is immaterial to our statement of financial condition, or did not or is not expected to have a material impact on our business.

(2)   Income Taxes

As the Company is included in the consolidated tax return of the Parent, income taxes owed or due as of year-end are payable to or receivable from the Parent, as applicable. As of December 31, 2024, federal income taxes of $107,498 are due from the Parent and are included in income taxes receivable in the accompanying statement of financial condition.

The Company has no tax contingency reserves. The Company will evaluate its subsequent filing position and, in future years, consider whether tax contingency reserves are required.

The Company is currently open to audit by the IRS for the year ended December 31, 2022 and thereafter for federal income tax purposes.

(3)   *Net Capital Requirement*

The Company is subject to the SEC Net Capital Requirement for Brokers or Dealers, as mandated by Rule 17 C.F.R. § 240.15c3-1 of the Exchange Act. This regulation requires the maintenance of minimum "net capital" of the greater of $5,000 or 6-2/3% of aggregate indebtedness. The regulation also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined, not exceed 15-to-1. As of December 31, 2024, the Company had net capital of approximately $8.2 million, which was approximately $8.1 million in excess of its required net capital of approximately $0.1 million. The Company's aggregate indebtedness to net capital ratio was 0.1- to-1.

(4)   Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2024, the Company had no liabilities that were subordinated to the claims of general creditors.

(5)   Related-Party Transactions

The Company receives support services from certain affiliates, owned by the Parent ("Primerica Affiliates") for shared expenses including human resources, finance, information technology and other general and administrative expenses to

support its operations. The Company also has an arrangement in which Primerica Affiliates pay operating expenses on behalf of the Company which are subsequently reimbursed by the Company.

The Company also pays a management fee at cost for shared management and other administrative expenses incurred on behalf of PFSI.

All of the arrangements between the Company and its affiliates provide a right of offset.

The following is a summary of payables to affiliates as of December 31, 2024:

	PFSI	Primerica Affiliates	Total
Payables to affiliates	$ 891,160	$ 9,841	$ 901,001

(6)   Commitments and Contingent Liabilities

The Company is involved from time to time in legal disputes, regulatory inquiries and arbitration proceedings in the normal course of business. These disputes are subject to uncertainties, including indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation. As such, the Company is unable to estimate the possible loss or range of loss that may result from these matters unless otherwise indicated.